Exhibit 99.1

NEWS RELEASE

IGT ANNOUNCES NEW TERM LOAN FACILITY AND AMENDMENT TO
MULTICURRENCY REVOLVING CREDIT FACILITIES

LONDON, U.K. — July 26, 2017 — International Game Technology PLC (NYSE:IGT) (“IGT”) today announced that it has entered into a €1,500 million term loan agreement which matures in 2023 and an amendment to its multicurrency revolving credit facilities which mature in July 2021.

“We are proactively managing our capital structure to drive significant savings in interest expense, extend maturities, and maximize financial flexibility in executing our business plan,” said Alberto Fornaro, CFO of IGT. “We expect to deliver an estimated $60 million in annualized interest cost savings from the combination of today’s announced transactions, the recently completed tender for the 7.500% notes due in June 2019 and repayment of borrowings with proceeds from the recent sale of Double Down Interactive LLC, as well as the repayment of the €500 million 6.625% notes due in February 2018 at maturity.”

Proceeds from the new €1,500 million term loan will be used to repay the €800 million term loans maturing in January 2019 and the €500 million 6.625% notes due in February 2018. The term loan will be repayable in full at maturity and will bear a variable interest rate based on certain credit ratings. The agreement provides for standard covenants and restrictions which are substantially identical to those found in the amended multicurrency revolving credit facilities.

IGT also voluntarily reduced the aggregate commitments of the multicurrency revolving credit facilities by about 30% to approximately $2,000 million to more closely match lower anticipated liquidity needs and created more flexibility under certain financial and non-financial covenants. The commitments under the US dollar and euro revolving credit facilities are now $1,200 million and €725 million, respectively.

Bank of America Merrill Lynch International Limited and Mediobanca — Banca di Credito Finanziario S.p.A. acted as Global Coordinators, Bookrunners and Mandated Lead Arrangers; BNP Paribas, Banca IMI S.p.A. and UniCredit Bank AG acted as Bookrunners and Mandated Lead Arrangers; and Barclays Bank PLC, Crédit Agricole CIB, Milan Branch, ING Bank N.V. — Milan Branch, National Westminster Bank PLC, Société Générale, The Bank of Nova Scotia and Credit Suisse AG, Milan Branch acted as Mandated Lead Arrangers with respect to the term loan facility.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452;

outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries